# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS Innovations International, Inc., CIK 0001676163
CUSIP: 05453U203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1500 SE 15th Street, #512, Fort Lauderdale, Florida (FL), 33316
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001260157

## Reporting persons
- FREDERIC H. MOLL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 20,335,045; shared voting power 1,457,726; sole dispositive power 20,335,045; shared dispositive power 1,457,726; aggregate amount beneficially owned 21,792,771 (11.26% of the class)
  Comment: (1) Row 5 and Row 7 consists of (a) 10,274,232 shares of common stock held by the Reporting Person, and (b) 10,060,813 shares of common stock held by the Frederic Hutchins Moll Revocable Trust of which the Reporting person has a 100% interest. (2) Row 6 and Row 8 consists of 1,457,726 shares of common stock held by Sonder Futures II, L.P. The Reporting Person is a member of the general partner of Sonder Futures II, L.P. Together with the other members of the general partner of Sonder Futures II, L.P., the Reporting Person has shared voting and dispositive power over the shares. (3) Percentage in Row 11 is calculated based on 193,603,970 shares of common stock outstanding as of May 13, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: SS Innovations International, Inc.
Address of issuer's principal executive offices: 1500 SE 15th Street, #512, Fort Lauderdale, FL 33316

## Item 2. Person Filing
Name of person filing: This statement is being filed by Frederic H. Moll (the "Reporting Person")
Address of principal business office or, if none, residence: Sonder Capital 661 El Camino Real, Suite 202, San Carlos, CA 94070
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,792,771
Percent of class: 11.26%
Sole power to vote or to direct the vote: 20,335,045
Shared power to vote or to direct the vote: 1,457,726
Sole power to dispose or to direct the disposition: 20,335,045
Shared power to dispose or to direct the disposition: 1,457,726

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FREDERIC H. MOLL: /s/ Frederic H. Moll, Frederic H. Moll (05/15/2025)